UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51889

TWO RIVER BANCORP

(Exact name of registrant as specified in its charter)

c/o OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

(732) 240-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Two River Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OCEANFIRST FINANCIAL CORP., as successor to Two River Bancorp

DATE: January 10, 2020	By:	/s/ Steven J. Tsimbinos
Name: Steven J. Tsimbinos
Title: Executive Vice President, General Counsel & Corporate Secretary

*

Effective as of January 1, 2020, pursuant to that certain Agreement and Plan of Merger, dated as of August 9, 2019, by and among OceanFirst Financial Corp. (“OceanFirst”), Hammerhead Merger Sub Corp., a wholly-owned subsidiary of OceanFirst (“Merger Sub”), and Two River Bancorp (“Two River”), (i) Merger Sub merged with and into Two River, with Two River continuing as the surviving corporation and a wholly-owned subsidiary of OceanFirst (the “First-Step Merger”) and (ii) immediately following the completion of the First-Step Merger, Two River merged with and into OceanFirst, with OceanFirst continuing as the surviving corporation.